SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Results of Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

April 5, 2019

COMPANY ANNOUNCEMENT

(ASX: PBT)

RESULTS OF GENERAL MEETING

Friday, 5th April 2019

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried on a show of hands.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following page provides information in relation to the proxy votes received for each resolution considered by Members of the Company at the General Meeting held today at 11:00 a.m. (AEDT).

The Chairman voted undirected proxies in his control in favour of all resolutions.

Resolution 5 is a special resolution and required 75% approval to be passed. This threshold has been achieved and the resolution passed.

The Company will make further announcements when shares and warrants are issued to Life Biosciences and under the placement, and the change of the Company’s name approved at today’s meeting is completed. The elections of Dr Sinclair and Mr Edwards will also take effect at closing of the issue of shares and warrants to Life Biosciences.

On behalf of the Board

Phillip Hains

Company Secretary

Prana Biotechnology Limited

Level 3, 62 Lygon Street, Carlton Victoria Australia 3053	Page 1 of 1	Telephone: 61 3 9824 5254 Facsimile: 61 3 9822 7735

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Prana Biotechnology Limited

General Meeting

Friday, 05 April 2019

Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Approval of transaction with Life Biosciences LLC	Ordinary	81,601,403	10,093,268	2,614,310	585,348	Carried on a show of hands			Carried

2 Approval of the Company acquiring a relevant interest in its own shares	Ordinary	58,302,214	10,361,628	2,654,310	23,576,177	Carried on a show of hands			Carried

3 Election of Dr David Sinclair as a Director	Ordinary	79,303,094	10,309,755	2,614,310	2,667,170	Carried on a show of hands			Carried

4 Election of Mr Tristan Edwards as a Director	Ordinary	79,139,634	10,358,815	2,614,310	2,781,570	Carried on a show of hands			Carried

5 Change of name	Special	75,754,713	12,463,395	2,614,310	4,061,911	Carried on a show of hands			Carried

6 Ratification of prior issue of shares	Ordinary	39,356,981	11,842,887	2,619,310	2,784,851	Carried on a show of hands			Carried

7 Approval of issue of shares and warrants	Ordinary	77,115,081	12,295,547	2,641,110	2,842,591	Carried on a show of hands			Carried

 * Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.